

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

<u>Via E-mail</u>
Mr. Michael Wilemon
Chief Financial Officer
iSatori, Inc.
15000 W 6th Avenue, Suite 202
Golden, Colorado 80401

> **Re: iSatori, Inc.**
> **Form 8-K**
> **Filed June 4, 2013**
> **File No. 001-11900**

Dear Mr. Wilemon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed June 4, 2013</u>

1. The guidance in Item 304(a)(1)(iv) of Regulation S-K requires that you state whether, during your two most recent fiscal years and *any subsequent interim period* preceding the resignation, declination or dismissal, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Please expand your disclosure to address the circumstances in the subsequent interim period and obtain and file an updated Exhibit 16 letter in an amendment to your Form 8-K.

2. One you engage a new auditor you will need to file another amendment to your Form 8-K to provide the disclosures required by Item 304(a)(2) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact John Cannarella, Staff Accountant at (202) 551-3337 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                  Sincerely,

                                                  /s/ Karl Hiller

                                                  Karl Hiller
                                                  Branch Chief

cc: Via E-mail
        Ryan Newburn
        Beatty & Wozniak, P.C.